November 20, 2024

Quang Pham
Chief Executive Officer
Cadrenal Therapeutics, Inc.
822 A1A North, Suite 306
Ponte Vedra, FL 32082

       Re: Cadrenal Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 14, 2024
           File No. 333-283226
Dear Quang Pham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Leslie Marlow, Esq.